CUSIP 950240101             13D






                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. )


                      Wellsford Real Property, Inc.
                           (Name of Issuer)

                     Common Stock, $.01 par value
                    (Title of Class of Securities)


                             950240101
                           (CUSIP Number)


                         Jeffrey A. Altman
                         Peter A. Langerman
                    Franklin Mutual Advisers, Inc.
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2042

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           September 18, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    1,041,987 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    2,493,234 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,493,234, with the power to vote 1,041,987 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    15.0%, with the power to vote 6.3% (See Item 5)


14. TYPE OF REPORTING PERSON          IA


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    (See Item 5)

14. TYPE OF REPORTING PERSON      HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    (See Item 5)

14. TYPE OF REPORTING PERSON     HC (See Item 5)


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    (See Item 5)

14. TYPE OF REPORTING PERSON      HC (See Item 5)

Item 1.  Security and Issuer

This Statement relates to the Common Stock (the "Common Stock ") of Wellsford Real Property, Inc., a Maryland corporation (the
"Issuer"). The Issuer's principal executive offices are located at 610 Fifth Avenue, New York, NY 10020.

Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, Inc. (FMAI)

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

            Address of Principal Business/Principal Office:

            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Franklin Resources, Inc.

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative, and distribution services to the open and closed-end investment companies comprising the Franklin/Templeton
          Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.



            Address of Principal Business/Principal Office:

          777 Mariners Island Blvd.
          San Mateo, CA 94404

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

          President/Chief Executive Officer/Director/Principal
          Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

          Director, FMAI, an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.



        (b) Business Address:

            Franklin Resources, Inc.
            777 Mariners Island Blvd.
            San Mateo, California 94404

        (c) Principal Business:

          Executive Vice President/Director/Principal Shareholder, Franklin Resources, Inc., Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.

          Director, FMAI, an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None


Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $25.9 million (including brokerage commissions). All such funds were provided from investment capital of FMAI's respective advisory clients.





Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by FMAI's advisory clients for the purpose of investment. Neither FMAI nor any executive officer or director of FMAI has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMAI's clients for the purpose of investment.

On September 19, 1997, the Issuer announced that it had entered into a definitive agreement with Value Property Trust ("VLP") by which the Issuer would merge with VLP by acquiring VLP's common stock for cash and the issuer's Common Stock. On the same day, FMAI entered into an Agreement (the "Standstill Agreement") with the Issuer, a copy of which is attached hereto as Exhibit C and incorporated herein. Under the Standstill Agreement, FMAI has agreed, among other things, to limit its acquisition of the power to vote Issuer's voting securities to a maximum of 25%, subject to the terms and conditions specified in the Standstill Agreement.

Other than as may be limited by the Standstill Agreement, FMAI may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, other than as may be limited by the Standstill Agreement, FMAI may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMAI's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMAI nor any executive officer or director of FMAI, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMAI's advisory clients is the owner of 2,493,234 shares of the Common Stock. However, irrevocable proxies with respect to 836,500 of these shares have been granted to a third party unaffiliated with any of the reporting persons herein. In addition, an additional 614,747 shares are subject to a voting trust, the trustee of which is another third party unaffiliated with any of the reporting persons herein or with the holder of the previously described proxy. Consequently, although FMAI's advisory contracts with its clients grant to FMAI sole voting and investment discretion over the securities owned by its advisory clients, FMAI has sole voting power over only 1,041,987 shares of the 2,493,234 shares over which it retains sole investment power. Therefore, FMAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner, with respect to investment power, of 2,493,234 shares, representing approximately 15.0%, and with respect to voting power, 1,041,987 shares, representing approximately 6.3%, of the outstanding shares of Common Stock.

FMAI is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. However, no investment advisory personnel of FRI subsidiaries other than FMAI are involved in the investment management decisions of FMAI. Moreover, FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI subsidiaries.

Furthermore, FRI, FMAI, and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) Exhibit B sets forth all transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than respective advisory clients of FMAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Mutual Qualified Fund, a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, has an interest in more than five percent of the class of securities being reported herein.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits

Exhibit A  Executive Officers and Directors of Reporting Persons
Exhibit B  Summary of Transactions Within the Last Sixty Days
Exhibit C September 18, 1997 Agreement between the Issuer and FMAI Exhibit D August 29, 1997 Irrevocable Proxy
Exhibit E  August 29, 1997 Voting Trust Agreement

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


September 24, 1997


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D


POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on
Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

       IN WITNESS WHEREOF, the undersigned hereby execute this agreement on September 24, 1997.


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Mutual Advisers, Inc.
Secretary


S\LESLIE M. KRATTER




Leslie M. Kratter
Franklin Resources, Inc.
Vice President
& Assistant Secretary


S\CHARLES B. JOHNSON
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Charles B. Johnson
as attached to this Schedule 13D


S\RUPERT H. JOHNSON, JR.
S\LESLIE M. KRATTER




By: Leslie M. Kratter
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13D

Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address


Jennifer J. Bolt
Vice President - FRI
FRI

Harmon E. Burns
Executive Vice President/Secretary/Director - FRI
Director - FMAI
FRI

Martin L. Flanagan
Senior Vice President/Chief Financial Officer - FRI
Director - FMAI
FRI

Deborah R. Gatzek
Senior Vice President/Assistant Secretary/General Counsel - FRI
Assistant Secretary - FMAI
FRI

F. Warren Hellman
Director - FRI
Partner in investment management firm
Hellman & Friedman, 1 Maritime Plaza, 12th Floor,
San Francisco, CA 94111

Donna S. Ikeda
Vice President - FRI
FRI

Charles B. Johnson
President/Chief Executive Officer/Director/Principal Shareholder -
FRI
Director - FMAI
FRI

Charles E. Johnson
Senior Vice President/Director - FRI
President of Templeton Worldwide, Inc., Investment Management
Director - FMAI
Templeton Worldwide, Inc., 500 E. Broward, Ste. 2100
Ft. Lauderdale, FL 33394

Gregory E. Johnson
Vice President - FRI
FRI

Gordon Jones
Vice President - FRI
FRI

Rupert H. Johnson, Jr.
Executive Vice President/Director/Principal Shareholder - FRI
Director - FMAI
FRI

Harry O. Kline
Director - FRI
6501 Red Hook Plaza, #201, St. Thomas, VI 00802

Leslie M. Kratter
Vice President/Assistant Secretary - FRI
Secretary - FMAI
FRI

Kenneth A. Lewis
Vice President - FRI
FRI

William J. Lippman
Senior Vice President - FRI
Franklin Advisory Services, Inc., One Parker Plaza, 16th Fl., Ft.
Lee, NJ 07024

James A. McCarthy
Director - FRI
Private Investor
101 California Street, Suite 1400, San Francisco, CA  94111

Peter M. Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs
Group, L.P.,
Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

Charles R. Sims
Treasurer - FRI
FRI

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119

Jeffrey A. Altman
Senior Vice President - FMAI
FMAI

James R. Baio
Treasurer - FMAI
FMAI

Elizabeth N. Cohernour
Vice President/General Counsel/Assistant Secretary - FMAI
FMAI


Robert L. Friedman
Senior Vice President - FMAI
FMAI

Raymond Garea
Senior Vice President - FMAI
FMAI

Peter A. Langerman
Chief Operating Officer/Senior Vice President/Director - FMAI
FMAI

Susan Potto
Vice President - FMAI
FMAI

Michael F. Price
Chief Executive Officer/President/Director - FMAI
FMAI

Lawrence N. Sondike
Senior Vice President - FMAI
FMAI

Leigh Walzer
Vice President - FMAI
FMAI

David Winters
Vice President - FMAI
FMAI

FRI    Franklin Resources, Inc.
       777 Mariners Island Blvd.
       San Mateo, CA 94404

Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual Series Fund Inc., managed accounts and other investment products.


FMAI   Franklin Mutual Advisers, Inc.
       51 John F. Kennedy Parkway
       Short Hills, NJ 07078

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual
Series Fund Inc.

Exhibit B

Summary of Transactions Within the Last Sixty Days

Date      Buy/Sell  No. of Shares  Price

08/29/97  sell     150,050        $12.0000
08/26/97  sell      70,000        $11.7500
08/26/97  buy       70,000        $11.7500
07/25/97  buy       10,100        $11.0000
07/24/97  buy       32,100        $11.0218
Exhibit C

WELLSFORD REAL PROPERTIES, INC.
610 FIFTH AVENUE
NEW YORK, NEW YORK  10020





                              September 18, 1997




Franklin Mutual Advisers, Inc.
51 John F. Kennedy Parkway
Short Hills, New Jersey  07078

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), among Value Property Trust, a Maryland real estate investment trust ("VPT"), Wellsford Real Properties, Inc. a Maryland corporation ("Buyer"), and Wellsford Capital Corporation, a Maryland corporation and a wholly owned subsidiary of Buyer ("Merger Subsidiary"). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed thereto in the Merger Agreement.

Pursuant to the Merger Agreement, among other things, on the Closing Date, Merger Subsidiary shall be merged with and into VPT, the separate corporate existence of Merger Subsidiary shall cease, and VPT shall be the successor in the Merger. Except as otherwise set forth in the Merger Agreement, each VPT Share shall, at the Effective Time, be converted into the right to receive the Merger Consideration, which shall include shares of common stock of Buyer ("Buyer Common Stock").

As of the date hereof, Franklin Mutual Advisers, Inc. and its affiliates and advisory clients (collectively, "FMA") are the owners of 5,606,827 VPT Shares, constituting 49.9% of the issued and outstanding VPT Shares, and also own shares of Buyer Common Stock. In order to induce Buyer to execute and deliver the Merger Agreement and consummate the transactions contemplated thereby, the undersigned hereby agrees as follows:

1. From and after the date hereof, other than shares of Buyer Common Stock to be received upon consummation of the Merger in accordance with the terms of the Merger Agreement, the undersigned shall not, without Buyer's consent, (i) acquire (whether beneficially or of record), agree to acquire, or make any proposal or offer to acquire, whether pursuant to a merger, tender or exchange offer, other extraordinary transaction or otherwise, for itself or any of its affiliates or advisory clients, any additional shares of Buyer Common Stock which would result in the undersigned having the power to vote more than 25% of the Buyer Common Stock; provided that if Buyer has other voting securities outstanding, more than 25% of the voting securities of Buyer outstanding as of the time of any such acquisition or other transaction, (ii) solicit proxies from shareholders of Buyer, the power to vote, become a "participant" in any "election contest" (as such terms are used in Rule 14a-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), with respect to Buyer, or make a communication (other than as required by law) referred to in Rule 14a-1(1)(2)(iv) of the Exchange Act in connection with any election contest or other vote by shareholders of Buyer that could reasonably be considered adverse to Buyer or its Board of Directors, and (iii) form, join or participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the matters described in clauses (i) or (ii) above. Notwithstanding the foregoing, if any shareholder of Buyer acquires more than 25% of the Buyer Common Stock, the references to 25% contained in this paragraph 1 shall be deemed to equal the greater of (x) 25% and (y) the percentage of Buyer Common Stock owned from time to time by such shareholder.

2. This Agreement shall terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the date on which the Board of Directors of Buyer recommends or otherwise approves a third party tender or exchange offer to acquire more than 25% of Buyer Common Stock then outstanding, (iii) the date Buyer enters into a definitive agreement with a third party to consummate, or designates (the "Designation"), a third party not to be an "Interested Stockholder" as defined in MGCL Section 3-601(j), allowing such third party to consummate, (A) any tender or exchange offer for more than 25% of the outstanding shares of Buyer Common Stock, (B) any merger or other business combination involving Buyer in which the shareholders of Buyer immediately prior to such transaction own (directly or indirectly) less than 75% of the surviving entity, (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to or involving Buyer or its securities or assets, or (D) an acquisition by any other person or group of any shares of Buyer Common Stock which would result in such person or group having the power to vote more than 25% of the Buyer Common Stock outstanding as of the time of any such acquisition, (iv) the fifth anniversary of Closing Date and (v) such time as neither the current Chairman and President of Buyer are serving as either Chairman or President. Notwithstanding anything to the contrary contained herein, if Buyer makes the Designation, the restrictions on FMA set forth in paragraph 1 above shall not terminate; provided that all references to 25% contained in said paragraph shall be deemed to equal the greater of (x) 25% and (y) the percentage of Buyer Common Stock owned from time to time by the Interested Stockholder as to which the Designation was made.

3. FMA agrees that no failure or delay by Buyer in exercising any right hereunder shall operate as a waiver thereof, that money damages would not be a sufficient remedy for any breach of this Agreement by FMA or its directors, officers, employees or agents, and that in addition to all other remedies Buyer shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, and FMA further agrees to waive and to use its best efforts to cause its directors, officers, employees or agents to waive, any requirement for the securing or posting of any bond in connection with such remedy.

4. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to its conflict of laws, principles or rules.

5. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

If the foregoing accurately sets forth our understanding, please indicate your acceptance by executing where indicated below.

                              Very truly yours,


                              WELLSFORD REAL PROPERTIES, INC.


                              By:       /S/_________________
                              Name:
                              Title:



Acknowledged and Agreed to as of
the date first above written:


FRANKLIN MUTUAL ADVISERS, INC.


By:       /S/_________________
Name:  Jeffrey Altman
Title: Senior Vice President

Exhibit D

IRREVOCABLE PROXY


     Effective as of the date set forth below, the undersigned hereby irrevocably appoints Angelo Gordon & Co., L.P., as its irrevocable proxy with full power of substitution to act for and vote on behalf of the undersigned with respect to each of the Surplus Shares (as hereinafter defined) in connection with all matters relating to Wellsford Real Properties, Inc., a Maryland corporation (the "Company"), regardless of (i) whether such vote takes place at an annual or special meeting of the Company's stockholders, or by written consent in lieu of a meeting, or otherwise, or (ii) whether such vote is to be cast in person, or by proxy, or as otherwise permitted by law.

     This proxy is coupled with an interest and shall be irrevocable and remain in effect with respect to any Surplus Share until transfer of the beneficial ownership (as defined in Section 3-601(d) of the Maryland General Corporation Law ("MGCL")) of such Surplus Share to a person who is not at the time of such transfer (and who will not become as a result of such transfer) (a) an interested stockholder (as defined in Section 3-601 of the MGCL) of the Company or an affiliate (as defined in Section 3-601 of the MGCL) of an interested stockholder of the Company or (b) an affiliate of Franklin Mutual Advisers, Inc., upon which event this irrevocable proxy shall immediately and automatically terminate with respect to the Surplus Share which is so transferred.

     For purposes of this irrevocable proxy, the term "Surplus Shares" shall mean 836,500 shares of common stock, par value $.01 per share, of the Company ("Common Stock") beneficially owned by the undersigned as of the date hereof, and shall include, at any time prior to the acquisition by the undersigned of beneficial ownership of any additional shares of Common Stock after the date hereof, any additional shares of Common Stock which are beneficially owned by the undersigned that exceed the number of shares of Common Stock equal to 9.9% of the then outstanding voting stock of the Company (e.g., upon a redemption of voting stock of the Company).

                        MUTUAL QUALIFIED FUND


                        By:       /S/_________________
                        Name:  E.N. Cohernour
                        Title: General Counsel & Secretary

                        Dated: As of 8 A.M. on August 29, 1997.
Exhibit E

                      VOTING TRUST AGREEMENT

          This declaration of trust (the "Agreement") is made by Franklin Mutual Series Fund Inc., a Maryland corporation, on behalf of its series Mutual Qualified Fund ("Mutual Qualified") as Grantor and Beneficiary (Franklin Mutual Series Fund Inc. being hereinafter referred to as the "Grantor"), and Fasulo, Freidson & Joyce, as Trustee, to be effective as of the date hereof.

          WHEREAS, Mutual Qualified has previously acquired the economic interest in 614,747 shares of common stock (the "Common
Stock") of Wellsford Real Property, Inc. (the "Issuer");

          NOW, THEREFORE, in consideration of the foregoing and of the mutual promises, covenants and agreements hereinafter set forth, the parties hereto agree as follows:

          1.   Creation of Voting Trust.

          (a) Subject to the terms and conditions hereof, a voting trust in respect of the Common Stock is hereby created and established.

          (b) The Trustee shall have all power to vote the Common Stock on all matters upon which the holders of the Common Stock are entitled to vote

          (c) Trustee accepts the trust created by this Agreement and agrees to its appointment as trustee hereunder.

          (d) Grantor retains all other rights, benefits and powers, dispositive and otherwise, respecting the Common Stock.

          (e) Trustee shall have the right, but not the obligation, to exercise or not exercise, in its sole discretion, any of the powers granted to it under this Agreement. The Grantor shall have no voice in the Trustee's exercise of or failure to exercise any such power.

          2.   Custody of the Common Stock.

          (a) Upon execution of this Agreement, Grantor shall instruct the Issuer to cancel the certificate or certificates reflecting the Common Stock and issue a new certificate in the name of the Grantor or its nominee bearing a legend to the effect that the Common Stock represented thereby is subject to this Agreement and that the Issuer will reflect the existence of this Agreement in its stockholder records. Grantor shall instruct the Issuer to deliver the certificate representing the Common Stock to State Street Bank and Trust Company, One Heritage Drive P5S, N. Quincy, MA 02171, Attn: Pat Cummins, ph: 617.985.2965.

          (b) Trustee shall have no authority to sell, transfer, assign, pledge or otherwise dispose of or encumber the Common
Stock.

          3.   Termination of Trust.

          (a) This declaration of trust shall automatically terminate with respect to any shares of Common Stock which are transferred by the Grantor to a third party which is not an affiliated person, as defined in The Investment Company Act of 1940, as amended (the "1940 Act") of Mutual Qualified Fund or its investment advisor (a "Third Party").

          (b) This declaration of trust shall automatically terminate ten years from the date hereof unless extended by the parties.

          4.   Resignation, Removal of The Trustee.

          (a) The Trustee may not be removed except upon a judicial determination that the Trustee has breached its fiduciary duty to the Grantor.

          (b) The Trustee may, upon fifteen days' written notice to the Grantor, resign as Trustee hereunder.

          (c) In the event of the Trustee's resignation or removal, Grantor shall (i) appoint a successor trustee which is not an interested person (as defined in the 1940 Act but without giving effect to the proviso in Section 2(a)(19) thereof) of the Grantor ("Successor Trustee"), and (ii) provide written notice of the identity of the Successor Trustee to the Issuer. Any Successor Trustee appointed as herein provided shall indicate its acceptance of such appointment by executing a counterpart of this Agreement and thereupon shall be vested with all the rights, powers, duties and immunities herein conferred upon the Trustee as though such Successor Trustee had been an original party to this Agreement as Trustee. No Successor Trustee shall be personally liable for any act or failure to act of any predecessor Trustee. The term "Trustee" as used in this Agreement shall apply to and mean the original Trustee (so long as it is a Trustee) and any Successor Trustee.

          5.   As to the Trustee.

          (a) The Trustee is expressly authorized to incur and pay all reasonable charges and other expenses which the Trustee deems necessary and proper in the performance of its duties under this Agreement, including fees based upon the Trustee's customary billing rates. Such charges and other expenses shall be paid by the Grantor.

          (b) The Trustee shall not be liable or responsible for anything done, or omitted to be done by it in good faith and in the absence of negligence or other breach of fiduciary duty and may rely and shall be protected in acting upon any notice, instruction or other communication which it reasonably believes to be genuine and authorized. Grantor shall indemnify and hold Trustee harmless with regard to any losses or liabilities of the Trustee (including reasonable counsel fees) imposed on or incurred by the Trustee arising out of any action or omission of the Trustee in connection with this declaration of trust, except where attributable to a breach of the standard of care referred to in the preceding sentence.

          (c) The Trustee confirms the accuracy of the Representation.

          6.   Miscellaneous.

          (a) This Agreement may be amended only in writing signed by the Grantor and the Trustee.

          (b) This Trust shall be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws provisions thereof.

          (c) If any part of this Agreement is held to be invalid or unenforceable in whole or in part by any court of competent jurisdiction, this declaration shall be interpreted as if such invalid portions were not contained therein.

          (d) This Agreement constitutes the entire agreement between the parties hereto.

          (e) This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

          (f) The headings of the sections in this Agreement are for convenience only and do not form a part or affect the meaning hereof.


          *       *        *        *         *

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day set forth below.

Date:  August 29, 1997
GRANTOR:

                               FRANKLIN MUTUAL SERIES FUND INC. ON
BEHALF OF:
                               MUTUAL QUALIFIED FUND



                               By: /S/
                               Name:  Elizabeth N. Cohernour
                               Title: General Counsel & Secretary



AGREED AND ACCEPTED AS OF
August 29, 1997.



TRUSTEE:  FASULO, FREIDSON & JOYCE



By:  /S/
Name:
Title: Partner